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                          DALRADA FINANCIAL CORPORATION
                          9449 Balboa Avenue, Suite 211
                           San Diego, California 92123
                   Office: (858) 277-5300 Fax: (858) 277-5379
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September 27, 2005

Daniel Lee
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.  Mail Stop 4-6
Washington, D.C. 20549-0405

Re:      Dalrada Financial Corporation
         Amendment No. 2 to Registration Statement on Form SB-2
         File No.3330-120019

         Form 10-KSB for the fiscal year ended June 30, 2004, as amended
         Form 10-QSB for the fiscal quarter ended December 31, 2004, as amended Form 10-QSB for the fiscal year March 31, 2005
         File No. 0-12641

  Via Fax: 202-772-9211
  Ph:      202-551-3477

Dear Mr. Lee:

Included are the responses to the comments listed on the SEC letter dated June 7, 2005.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FROM SB-2
------------------------------------------------------

1. YOUR AMENDED REGISTRATION STATEMENT DOES NOT INCLUDE YOUR FINANCIAL STATEMENTS ALTHOUGH YOU MAKE REFERENCE TO THEM IN YOUR TABLE OF CONTENTS. PURSUANT TO ITEM 310 OF REGULATION S-B, YOUR REGISTRATION STATEMENT MUST INCLUDE AUDITED FINANCIAL STATEMENTS FOR THE MOST RECENT FISCAL YEAR AS WELL AS UNAUDITED FINANCIAL STATEMENTS FOR YOUR MOST RECENT INTERIM PERIOD. PLEASE FILE AN AMENDMENT TO YOUR REGISTRATION STATEMENT WITH APPROPRIATE FINANCIAL STATEMENTS AND UPDATE YOUR OTHER DISCLOSURES (E.G. MANAGEMENT'S DISCUSSION AND ANALYSIS) AS NECESSARY.

Financials have been included in the amended filing.

2. PLEASE ADVISE US WHETHER RANDALL JONES HAS RECENTLY BEEN APPOINTED AS YOUR CHIEF FINANCIAL OFFICER. IF SO, PLEASE REVISE YOUR DISCLOSURE TO REFLECT SUCH APPOINTMENT. WE NOTE THAT HE EXECUTED YOUR PRIOR AMENDMENT AS THE ACTING CHIEF FINANCIAL OFFICER. IN ADDITION, PLEASE PROVIDE US WITH YOUR ANALYSIS EXPLAINING WHY YOU DID NOT BELIEVE IT WAS NECESSARY TO FILE A FORM 8-K TO DISCLOSE THE APPOINTMENT OF YOUR NEW CHIEF FINANCIAL OFFICER. PLEASE SEE ITEM 5.02 OF FORM 8-K.

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The Form 8-K has now been filed.


FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2004
---------------------------------------------------

3. WITH REFERENCE TO COMMENT NO. 2 ABOVE, IT APPEARS RANDALL JONES SERVED AS YOUR CHIEF FINANCIAL OFFICER AT THE TIME YOU FILED YOUR AMENDED 10-KSB. PURSUANT TO THE REQUIREMENTS OF RULES 13A-14(A) AND (B) UNDER THE EXCHANGE ACT, EACH PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICER AT THE TIME OF FILING MUST FURNISH THEIR CERTIFICATES SET FORTH IN ITEMS 601(B)(31) AND (32) OF REGULATION S-B. PLEASE SEE RELEASE NO. 33-8238 AND QUESTION 13 TO OUR FREQUENTLY ASKED QUESTIONS FOR THE SARBANES-OXLEY ACT OF 2002 FOR ADDITIONAL GUIDANCE.

An Amendment with new certificates was filed.

ITEM 8A. Controls and Procedures.

4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4. YOUR STATEMENT APPEARS TO SUGGEST THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, BUT ONLY TO THE EXTENT OF "ALERTING [YOUR CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICER] ON A TIMELY BASIS TO MATERIAL INFORMATION...REQUIRED TO BE INCLUDED IN [Y]OUR REPORTS." IN OTHER WORDS, YOUR DISCLOSURE DOES NOT APPEAR TO ADDRESS THE EFFECTIVENESS OF YOUR CONTROLS AND PROCEDURES WITH RESPECT TO WHETHER INFORMATION REQUIRED TO BE DISCLOSED IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED ON A TIMELY BASIS OR WHETHER SUCH INFORMATION IS MADE KNOWN TO YOUR OFFICERS TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. PLEASE ADVISE US WHETHER YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE WITH RESPECT TO THE FOREGOING AS OF JUNE 30, 2004. PLEASE SEE RULE 13A-15(E) UNDER THE EXCHANGE ACT OF GUIDANCE.

Disclosure revised in the amended filing.

ITEM 8A. Controls and Procedures.

(a) Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the period ended June 30, 2004, covered by this annual report (the "Evaluation Date"), and based on such evaluation, such officers have concluded, as of the Evaluation Date, that our disclosure controls and procedures were effective in ensuring that all information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO.5. YOUR DISCLOSURE STATES THAT "THERE HAVE NOT BEEN ANY SIGNIFICANT CHANGES IN [Y]OUR INTERNAL CONTROLS" ITEM 308 OF REGULATION S-B, HOWEVER REQUIRES DISCLOSURE OF "ANY" CHANGE IN YOUR INTERNAL CONTROLS THAT OCCURRED DURING YOUR LAST FISCAL QUARTER THAT HAS "MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT," YOUR INTERNAL CONTROLS. PLEASE ADVISE US WHETHER THERE WERE ANY CHANGES IN YOUR INTERNAL CONTROLS DURING THE QUARTER ENDED DECEMBER 31, 2004 REQUIRED TO BE DISCLOSED UNDER ITEM 308.

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Disclosure revised in the amdended filing.

(b) Changes in Internal Control over Financial Reporting: During our fourth quarter of fiscal 2004 there were no changes made in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


FORM 10-QSB FOR THE FISCAL QUARTERS ENDED DECEMBER 31, 2004, AS AMENDED, AND
----------------------------------------------------------------------------
MARCH 31, 2005
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Item 3.  Controls and Procedures
--------------------------------

6. WE NOTE YOUR RESPONSES TO OUR PRIOR COMMENT NO. 6 AND YOUR REVISED DISCLOSURE STATING THAT "WE FEEL OUR DISCLOSURE AND PROCEDURES WERE EFFECTIVE AS OF THE QUARTER PERIOD." PLEASE NOTE THAT ITEM 307 OF REGULATION S-B REQUIRES THAT DISCLOSURE OF THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. PLEASE ALSO NOTE THAT TERM "DISCLOSURE CONTROLS AND PROCEDURES" HAS A SPECIFIC MEANING AS NOTED IN YOUR FOLLOWING PARAGRAPH. PLEASE REVISE TO STATE WHETHER YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF DECEMBER 31, 2004 AND MARCH 2005.

Disclosure revised for both quarters in the amended filings.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this quarterly report (the "Evaluation Date"). This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, as of the Evaluation Date, we are adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the efficiency of the design and operations of our disclosure controls. There were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting and our principal executive and principal financial officers have concluded that our disclosure and procedures were effective as of the quarter period ending December 31, 2004.


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7. You disclosed in your Form 10-QSB for the quarter ended December 31, 2004 that you are "adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the design and operations of [y]our disclosure controls." We further note that you make similar disclosure in your form 10-QSB for the quarter ended March 31, 2005 as well as stating that there were no changes in your internal controls during the quarter. Please revise to state whether the steps to improve your controls that you have disclosed have been completed. It appears that you may have at least completed hiring a new chief accounting officer. We also note your disclosure in the last paragraph of this section in which you state that steps have already been taken to ensure timely reporting. In light of these apparently completed steps, please advise us why you disclose that there has been no change in your internal controls during the quarter ended March 31, 2005 as well as why the steps to ensure timeliness did not appear effective with respect to the timeliness of the Form 10-QSB for the quarter ended March 31, 2005.

We hired a new chief financial officer effective January 2, 2005. Our new CFO embarked on a project to upgrade the general ledger system in each of our subsidiaries and create a new system for recording and closing our corporate ledgers and consolidation all of our subsidiaries. That process should be completed by December 2005, and will result in a decrease in the amount of time necessary to complete our quarterly and annual financial statements commencing with the quarter ended December 31, 2005. We will update our discussion of internal control changes in our 10-K for the year ended June 30, 2005 and our next 10-Q for the quarter ended September 30, 2005.

Disclosure revised in the amended filing.


         Sincerely,

         /s/ Brian Bonar
         ----------------------------
         Brian Bonar
         Chief Executive Officer